

August 18, 2010

Mr. Richard C. Carlson
Chief Executive Officer
ProUroCare Medical Inc.
6440 Flying Cloud Drive, Suite 101
Eden Prairie, Minnesota 55344

      Re: **ProUroCare Medical Inc.**
             Post-effective amendment to Form S-4 on Form S-3
             Filed August 11, 2010
             File No. 333-167969

Dear Mr. Carlson:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1.   It appears that your Form 8-K filed on March 31, 2010 was not timely filed with respect to the Item 3.02 disclosure regarding the issuance of shares on March 15, 2010. Thus, you do not appear eligible to use Form S-3. Refer to paragraph 3(b) of General Instruction I.A of Form S-3. Please amend your registration statement onto a form that you are eligible to use.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Richard C. Carlson
ProUroCare Medical Inc.
August 18, 2010
Page 2

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Jonathan A. Van Horn, Esq. – Dorsey & Whitney LLP